UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the fiscal year ended December 31, 2004

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the transition period from              to             .

Commission file number 1-2376

FMC CORPORATION SAVINGS AND

INVESTMENT PLAN

Full title of the plan and the address of the plan, if different from that of the issuer named below

FMC CORPORATION

1735 MARKET STREET

PHILADELPHIA, PA 19103

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan

Committee of FMC Corporation:

We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 16, 2005

/s/ KPMG LLP

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

(in thousands)

	2004	2003
Assets:
Investments	$408,951	368,690
Receivables:
Contributions receivable	147	—
Participants’ loans	8,187	7,314

Net assets available for benefits	$417,285	376,004

See accompanying notes to the financial statements.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

(in thousands)

	2004	2003
Additions:
Interest and dividend income	$9,290	7,448
Net appreciation in fair value of investments (note 3)	47,058	48,376
Proceeds received relating to a predecessor plan (note 2)	652	—
Contributions:
Participant	15,420	15,041
Employer	5,833	5,917

Total additions	78,253	76,782

Deductions:
Benefits paid to participants (note 1)	36,780	34,823
Administrative expenses	192	337

Total deductions	36,972	35,160

Net increase	41,281	41,622
Net assets available for benefits, beginning of year	376,004	334,382

Net assets available for benefits, end of year	$417,285	376,004

See accompanying notes to the financial statements.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers substantially all full-time employees of FMC Corporation (the Company) (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Plan is administered by the Employee Welfare Benefits Plan Committee of FMC Corporation.

(b)	Contributions

Effective January 1, 2004, participants may elect to defer not less than 2% and no more than 50% of their annual compensation, and contribute it to the Plan’s trust on a pretax basis up to the Internal Revenue Service maximum for 2004 of $13,000. Participants who are age 50 or older by the end of the plan year may choose to contribute pre-tax catch-up contributions, up to a maximum of $3,000. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $13,000 (but not more than 50% of their total compensation in the aggregate). For eligible employees participating in the Plan, except for those employees covered by certain collective bargaining agreements, the Company makes matching contributions ranging from 40% to 100% of the portion of those contributions up to 5% of the employee’s compensation (Basic Contribution), regardless of the $13,000 limit on pretax contributions. Total annual contributions from all sources, other than catch-up contributions, are limited to the Internal Revenue Code section 415(c) limit of the lesser of 100% of compensation or $41,000.

(c)	Trust

The Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

(d)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Investment options include the following:

FMC Stock Fund – Funds are invested in common stock of FMC Corporation.

Clipper Fund – Funds are invested in common stocks, which are considered undervalued by the fund manager, and in long-term bonds.

Fidelity Blue Chip Growth Fund – Funds are invested primarily in common stocks of well-known and established companies.

Fidelity Capital and Income Fund – Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Fidelity Diversified International Fund – Funds are invested primarily in stocks of companies located outside the United States.

Fidelity Freedom Funds – A series of asset allocation funds: Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, and Freedom 2040 Fund. The five target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates.

Fidelity Freedom Income Fund - Designed for those already in retirement, emphasizes bond and money market mutual funds.

Fidelity Low-Priced Stock Fund – Funds are heavily invested in undervalued stocks which can lead to investment in small and medium-sized companies.

Fidelity Magellan Fund – Funds are primarily invested in common stocks of growth or value companies or both.

Fidelity Puritan Fund – Funds are invested in securities, including lower-quality debt securities, U.S. and foreign securities, including those in emerging markets.

Fidelity Retirement Government Money Market Portfolio – Funds are invested in short-term obligations of the U.S. government or its agencies.

U.S. Equity Index Pool Fund – Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

Fidelity Managed Income Portfolio II Class 2 – Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund’s investment manager. For the Plan years ending December 31, 2004 and December 31, 2003, the effective annual yield for the fund was approximately 3.91% and 4.42%, respectively.

Morgan Stanley Institutional Fund Trust Mid Cap Growth – Funds are invested primarily in common stocks of small to mid-sized companies that are growing rapidly and are expected to perform well.

Mutual Qualified Fund – Funds are invested primarily in common and preferred stocks, debt securities, and convertible securities that are considered undervalued by the fund manager.

PIMCO Emerging Companies Fund – Inst. – Funds are invested primarily in common stocks of companies with market capitalizations of less than $100 million with the potential for growth.

PIMCO Total Return Fund – Funds are invested primarily in U.S. government, corporate, mortgage, and foreign bonds.

Royce Special Equity – Funds will invest at least 80% in common stocks of companies with market capitalizations less than $1 billion, attempting to find inexpensive companies with high returns on assets and low leverage. The fund invests in companies whose price is significantly lower than the fund managers’ assessment of their economic value.

(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Sequoia Fund – Fund investments are concentrated in a relatively small number of mostly U.S.-headquartered companies with long-term growth potential.

On December 31, 2001, the FMC Technologies Common Stock Fund was created as a result of the distribution of FMC Technologies, Inc. stock by the Company. In July 2002, FMC Corporation announced that the FMC Technologies Common Stock Fund would be eliminated as an investment option in the Plan, effective July 1, 2003. The FMC Technologies Common Stock Fund was previously closed to new investments as of December 31, 2001, the date on which it was created. Plan participants with balances in the FMC Technologies Common Stock Fund had until June 30, 2003, to choose an alternative investment option within the plan from which to transfer the remaining balance in their FMC Technologies Common Stock Fund. The transfers out of the FMC Technologies Common Stock Fund were completed prior to the June 30, 2003 cut-off.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions and related earnings is applied using a graded scale which is based on years of service. A participant is 100% vested after five years of service.

(f)	Payment of Benefits

Upon termination of service due to retirement, death, disability, or attainment of age 59 1/2, etc., any participant or if applicable, their beneficiary, may elect to immediately receive a lump-sum distribution equal to the vested balance of his or her account. Participants or beneficiaries whose accounts are valued at not less than $5,000 may, upon termination, elect to defer their lump-sum distribution or receive installments (annually, quarterly, or monthly) over a period of 20 years or less or over the life expectancy of the participant.

(g)	Participant Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and Internal Revenue Service penalties) from some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant’s vested account balance. Loans must be repaid over 60 months with interest at the announced Fidelity Managed Income Portfolio II – Class 2 Fund rate or some other reasonable rate as determined by the Company.

(h)	Forfeited Accounts

At December 31, 2004 and 2003, forfeited nonvested accounts totaled approximately $274,758 and $127,259, respectively. These accounts will be used to pay for future plan expenses and may be used to reduce future employer contributions. Also, in 2004 and 2003, approximately $100,649 and $196,597, respectively, in plan expenses were paid from forfeited nonvested accounts.

(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting.

(b)	Valuation of Investments and Income Recognition

Quoted or estimated market prices and Net Asset Value (NAV) for mutual fund and stock (FMC Corporation and FMC Technologies, Inc.) funds are used to value investments except for certain benefit-responsive investment contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value, which approximates market value. Participants’ loans are valued at their outstanding balances, which approximates fair value. Security transactions are recorded in the financial statements on a trade-date basis. Dividends are recorded as of the ex-dividend date. Interest is recorded as earned on the accrual basis.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(d)	Payment of Benefits

Benefit payments are recorded when paid.

(e)	Expenses

The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts as provided in the Plan.

During 2004, the Plan received proceeds of approximately $652,000 from the demutualization of Prudential Financial, which was related to a predecessor plan. The proceeds are to be used to pay plan-related expenses in the future that would otherwise be paid for by plan participants.

(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits as of:

	December 31
	2004	2003
	(in thousands)
FMC Stock Fund	$124,719	96,684
Fidelity Managed Income Portfolio II Class 2	103,592	106,223
Fidelity Blue Chip Growth Fund	20,007	21,182
Sequoia Fund	27,911	27,525
Clipper Fund	29,868	29,144

(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Year ended December 31
	2004	2003
	(in thousands)
FMC Stock Fund	$36,510	22,382
FMC Technologies Common Stock Fund	—	490
Clipper Fund	568	3,952
Fidelity Blue Chip Growth Fund	1,057	4,023
Fidelity Capital and Income Fund	133	269
Fidelity Diversified International Fund	1,487	1,905
Fidelity Freedom 2000 Fund	12	25
Fidelity Freedom 2010 Fund	82	179
Fidelity Freedom 2020 Fund	108	168
Fidelity Freedom 2030 Fund	51	111
Fidelity Freedom 2040 Fund	13	21
Fidelity Freedom Income Fund	10	26
Fidelity Low-Priced Stock Fund	2,531	3,728
Fidelity Magellan Fund	478	1,505
Fidelity Puritan Fund	164	700
Morgan Stanley Institutional Fund Trust Mid Cap Growth	691	865
Mutual Qualified Fund	977	2,271
PIMCO Emerging Companies Fund	(32)	—
PIMCO Total Return Fund	(32)	(44)
Royce Special Equity	73	—
Sequoia Fund	1,225	3,829
U.S. Equity Index Pool Fund	952	1,971

	$47,058	48,376

(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(4)	Nonparticipant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (in FMC common stock) is as follows:

	December 31
	2004	2003
	(in thousands)
Net assets:
FMC common stock	$74,392	51,610

December 31, 2004
(in thousands)
Changes in net assets:
Contributions	$5,806
Net appreciation	23,094
Benefits paid to participants	(6,118)

$22,782

(5)	Related-Party Transactions

Certain Plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and certain administrative services amounted to $191,714 for the year ended December 31, 2004.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated May 22, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(Continued)

Schedule 1

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
FMC Stock Fund*	FMC Corporation Stock Participant-directed portion of FMC Stock Fund,approximately 1,041,967 shares	$50,327

	Nonparticipant directed portion of FMC Stock Fund, approximately 1,540,207 shares (The cost basis for both the participant and nonparticipant directed portions of the FMC Corporation Stock Fund at December 31, 2004 totaled $71,115)	74,392
Clipper Fund	Stock Long-Term Growth Fund	29,868
Fidelity Blue Chip Growth Fund*	Large Companies Stock Fund	20,007
Fidelity Capital & Income Fund*	Equity Income & Growth Fund	3,357
Fidelity Diversified International Fund*	Growth Mutual Fund of Foreign Companies	10,082
Fidelity Freedom Funds:*
Freedom 2000 Fund	Invest in stock, bonds, and money market mutual funds	451
Freedom 2010 Fund	Invest in stock, bonds, and money market mutual funds	1,915
Freedom 2020 Fund	Invest in stock, bonds, and money market mutual funds	1,701
Freedom 2030 Fund	Invest in stock, bonds, and money market mutual funds	660
Freedom 2040 Fund	Invest in stock, bonds, and money market mutual funds	133
Freedom Income Fund	Asset allocation series funds, primarily invest in other Fidelity mutual funds.	745
Fidelity Low-Priced Stock Fund*	Growth Mutual Fund	20,272
Fidelity Magellan Fund*	Stock Long-Term Growth Fund	7,792
Fidelity Puritan Fund*	Stock and Bond Fund	6,429
Fidelity Retirement Government Money Market Portfolio *	Money Market Mutual Fund	11,166
Fidelity Managed Income Portfolio II Class 2*	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	103,592
Morgan Stanley Institutional Fund Trust Mid Cap Growth	Stock Long-Term Growth Fund	3,967
Mutual Qualified Fund	Stock Long-Term Growth Fund	12,529
PIMCO Emerging Companies Fund - Inst.	Growth Mutual Fund	1,769
PIMCO Total Return Fund	Income Mutual Fund	8,367
Royce Special Equity	Stock Long-Term Growth Fund	1,717
Sequoia Fund	Stock Long-Term Growth Fund	27,911
U.S. Equity Index Pool	Stock Index Fund	9,802
Participants’ loans receivable	Varying rates of interest, 5.16% – 9.25%	8,187

Total assets held for investment purposes		$417,138

*	Represents a party-in-interest.

See accompanying independent auditors’ report.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

December 31, 2004 and 2003

Signature

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

/s/ Andrea E. Utecht
Andrea E. Utecht
Vice President, General Counsel and Secretary

Date: June 22, 2005

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

December 31, 2004 and 2003

Exhibit Index

Number in Exhibit table	Description
23.1	Consent of Independent Registered Public Accounting Firm